

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010




06025406

February 3, 2006


RECD S.E.C.
FEB 15 2006
1088

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/3/2006

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 15, 2005

Dear Ms. Morgan:

This is in response to your letters dated December 15, 2005 and December 27, 2005 concerning the shareholder proposal submitted to Boeing by Ray T. Chevedden. We also have received letters on the proponent's behalf dated December 19, 2005, January 1, 2006, January 18, 2006 and January 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

12927

RECEIVED
2005 DEC 19 PM 12: 12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

December 15, 2005

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Ray Chevedden, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2006 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On October 25, 2005, Boeing received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Ray Chevedden, with John Chevedden as proxy (the "***Proponent***" or "***Mr. John Chevedden***"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2006 Annual Meeting (the "***2006 Proxy Statement***").

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as ***Exhibit A***.

Also, in accordance with Rule 14a-8(j) we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to Mr. Ray Chevedden and Mr. John Chevedden as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. Mr. Ray Chevedden's letter to the Company submitting the Proposal appoints Mr. John Chevedden as proxy to act on behalf of Mr. Ray Chevedden in shareholder matters, including the Proposal. Mr. Ray Chevedden's letter also requests that all future communications be directed to Mr. John Chevedden. The Company presently intends to file its definitive proxy materials on March 17, 2006, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2006 Proxy Statement with the Commission.

The Proposal

The Proposal relates to shareholder rights plans and states, in relevant part:

> *RESOLVED: Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.*

Summary of Basis for Exclusion

We have advised Boeing that it may properly exclude the Proposal from the 2006 Proxy Statement and form of proxy pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Explanation of Basis for Exclusion

Under Rule 14a-8(i)(10), a company may exclude a proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (Aug. 16, 1983) at E.6. The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. SEC Release No. 34-12598 (July 7,

1976). Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the company's actions in order for the shareholder's proposal to be excluded. Exchange Act Release No. 20091 (Aug. 16, 1983) at E.6. It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Humana, Inc.* (Feb. 27, 2001) (Staff concurring that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed somewhat from the proponent's more restrictive approach); *Masco Corp.* (Mar. 29, 1999) (proposal requesting that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company, was excludable as substantially implemented even though the company's policy proscribed only relationships that were "material" in the board's judgment).

The Company's policy "substantially implements" the Proposal, and therefore the Proposal is excludable under Rule 14a-8(i)(10). The Company does not currently maintain a shareholder rights plan. The Company's policy, adopted by the Company's Board of Directors (the "***Board***") on February 23, 2005 (the "***Policy Statement***") and attached as ***Exhibit B***, provides as follows:

> Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board shall submit the adoption of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a vote of the shareholders or redeem the plan or cause it to expire.

The Company has included the Policy Statement in its Corporate Governance Principles, which are available on the Company's website.

Last year, Mr. Ray Chevedden, with Mr. John Chevedden acting as proxy, submitted a substantially similar proposal (the "***Prior Proposal***") to the Company, which stated:

> *RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.*

The Staff concurred in the exclusion of the Prior Proposal on the grounds that the Policy Statement substantially implemented the Prior Proposal. *See The Boeing Co.* (Mar. 9, 2005) ("***2005 Boeing***"). We do not believe there are any meaningful differences between the Proposal and the Prior Proposal. Therefore, we believe that the Policy Statement substantially implements the Proposal.

Omission of the Proposal under Rule 14a-8(i)(10) would be consistent with the position taken by the Staff in several other no-action letters where the company had adopted a shareholder rights plan policy statement that addressed both (i) a fiduciary out for the directors to adopt shareholder rights plans without prior shareholder approval and (ii) shareholder approval or ratification and/or redemption or expiration within a specified time period. *See General Motors Corp.* (Mar. 14, 2005) ("*General Motors*") (proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . if the board acts on its own to adopt a rights plan . . . such rights plan will be submitted by the Board within 12 months . . . to a vote by the stockholders"); *Allegheny Energy, Inc.* (Mar. 9, 2005) ("*Allegheny*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a rights plan is adopted by the Board without prior stockholder approval, the plan must provide that it shall expire within one year of adoption unless ratified by stockholders"); *The Home Depot, Inc.* (Mar. 7, 2005) ("*Home Depot*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year . . . [a]bsent such ratification, the stockholders rights plan will expire on the first anniversary of its effective date"); *Electronic Data Systems Corp.* (Mar. 2, 2005) ("*EDS*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a Rights Plan is adopted by the EDS Board without prior shareholder approval, however, the Plan must provide that it shall expire within one year of adoption unless ratified by shareholders"); *Raytheon Co.* (Jan. 26, 2005) ("*Raytheon*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders").

We note that the Staff granted relief in *General Motors*, *Allegheny*, *2005 Boeing*, *Home Depot*, *EDS* and *Raytheon* even though the company shareholder rights plan policies differed from the proposals with regard to the time period in which a shareholder rights plan must be submitted to the shareholders for a vote. The Staff has also granted relief where the proposal called for the submission of a shareholder rights plan to a vote of shareholders as soon as possible but the company policy statement provided for up to one year. *See, e.g., Bristol-Myers Squibb Co.* (Feb. 11, 2004) ("*Bristol-Myers*") (where proposal sought to require that any rights plan adopted by the board be submitted to a shareholder vote "at the earliest possible shareholder election" and the company policy provided that any rights plan adopted without shareholder approval "shall expire unless ratified by the stockholders within one year of adoption"). In permitting these proposals to be excluded, the Staff has not emphasized the specific time period within which the matter must be submitted to the shareholders for a vote. Here, the Proposal asks for a shareholder vote "as soon as may be practicable" whereas the Policy Statement provides that "[i]f the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a vote of the shareholders or redeem the plan or cause it to expire." We submit that the Policy Statement effectively fully implements the Proposal, rendering it moot and thus excludable under Rule 14a-8(i)(10). As the Company's Board has done, the company boards in *General Motors*, *Allegheny*, *2005 Boeing*, *Home Depot*, *EDS*, *Raytheon* and *Bristol-Myers* adopted policies requiring that, if the board adopts a shareholder rights plan without shareholder approval, the plan will be submitted to shareholders for approval or ratification and/or redeemed or caused to expire within a specified time period. We also note that recently the Staff denied, on Rule 14a-8(i)(10) grounds, no-action requests regarding shareholder proposals relating to shareholder rights plans. *See Alaska Air Group, Inc.* (Mar. 17, 2005); *AT&T Corp.* (Jan. 24, 2005); *PG&E Corp.* (Mar. 25, 2005). We believe these no-action letters are distinguishable from our request and other prior grants of no-action relief.

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. SEC Release No. 34-12598 (July 7, 1976). In our view, the Company's Board has substantially implemented the Proposal by having already adopted the Policy Statement. Accordingly, we believe the Company may exclude the Proposal in its entirety because the Proposal has been substantially implemented.

*****

For the foregoing reasons, we believe the Proposal may be omitted from the 2006 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Ray T. Chevedden 10-23-05

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312 544-2082
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

[October 25, 2005]
3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it could be required to take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board promptly terminated their poison pill because our board could turnaround and readopt their poison pill after terminating it.

According to papers filed with the Securities and Exchange Commission, Ray T. Chevedden of Los Angeles submitted a 2005 edition of this proposal topic.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

If a poison pill makes our stock difficult to sell at a profit – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

EXHIBIT B

Assistant Secretary's Certificate

I, Mark R. Pacioni, hereby certify that I am the Assistant Secretary of The Boeing Company (the "Company"), a Delaware corporation, and that the attached is a true and correct copy of the Shareholder Rights Plan adopted by the Company's Board of Directors by unanimous written consent on February 23, 2005.

IN WITNESS WHEREOF, I have hereunto subscribed my name.

Mark R Pacioni

Mark R. Pacioni

Dated: February 28, 2005

Shareholder Rights Plan

Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a vote of the shareholders or redeem the plan or cause it to expire.

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

RECEIVED
2005 DEC 28 PM 5:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 27, 2005

Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com


SEC MAIL PROCESSING
RECEIVED
DEC 2 8 2005
WASH, D.C.
213
SECTION

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street NE
Washington, D.C. 20549-2001

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Ray Chevedden, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2006 Proxy Statement Supplement to Letter Dated December 15, 2005

Dear Sir or Madam:

By letter dated December 15, 2005, we informed you of the intention of our client, The Boeing Company ("***Boeing***" or the "***Company***"), to omit from its proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2006 Annual Meeting (the "***2006 Proxy Statement***") a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Ray Chevedden, with John Chevedden as proxy (the "***Proponent***" or "***Mr. John Chevedden***"). The Proposal, which Boeing received on October 25, 2005, was attached to our original letter as Exhibit A.

The argument raised in our original letter was that the proposal could be omitted under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. In furtherance of that argument we wish to include additional analysis supporting the conclusion that Boeing has substantially implemented the Proposal notwithstanding Boeing's implementation of the proposal through a corporate governance policy rather than an amendment to its charter or bylaws.

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this supplemental letter.

ANCHORAGE · BEIJING · BELLEVUE · BOISE · CHICAGO · DENVER · HONG KONG · LOS ANGELES
MENLO PARK · OLYMPIA · PORTLAND · SAN FRANCISCO · SEATTLE · WASHINGTON, D.C.
Perkins Coie LLP (Perkins Coie LLC in Illinois)

Also, in accordance with Rule 14a-8(j) we are simultaneously forwarding a copy of this supplemental letter via email and overnight courier to Mr. John Chevedden as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. Mr. Ray Chevedden's letter to the Company submitting the Proposal appoints Mr. John Chevedden as proxy to act on behalf of Mr. Ray Chevedden in shareholder matters, including the Proposal. Mr. Ray Chevedden's letter also requests that all future communications be directed to Mr. John Chevedden. The Company presently intends to file its definitive proxy materials on March 17, 2006, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this supplemental letter is being submitted not less than 80 calendar days before the Company will file its definitive 2006 Proxy Statement with the Commission.

Additional Analysis

As discussed in our original letter, we believe that the Proposal may be properly excluded from the 2006 Proxy Statement pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We noted in our original letter that the Proposal is substantially similar to the proposal the Proponent submitted to the Company last year (the "***Prior Proposal***"), where the staff of the Division of Corporate Finance (the "***Staff***") concurred in the exclusion of the proposal. *See The Boeing Co.* (Mar. 9, 2005). The Proposal differs from the Prior Proposal only in certain nonsubstantive differences in timing (the Proposal calls for a shareholder vote as soon as practicable while the Prior Proposal called for a shareholder vote within four months) and in the manner of implementation: the Proposal requests that "[i]f practicable the substance of this proposal should be included in our charter or bylaws," whereas the Prior Proposal requested that the Company "formalize [the proposal] as corporate governance policy or bylaw." We believe the fact that Boeing has addressed the substance of the Proposal through a policy statement adopted by the Company's Board of Directors (the "***Policy Statement***") that is included in the Company's Corporate Governance Principles rather than a bylaw does not alter the conclusion that Boeing has substantially implemented the Proposal. The procedures set forth in the Company's Policy Statement (including that for any shareholder rights plan adopted without shareholder approval, the Board, within one year, must submit the plan to a vote of the shareholders or redeem the plan or cause it to expire) operate in the same manner regardless of whether they are set forth in a policy or in the Company's bylaws or charter. In addition, a bylaw setting forth such procedures, like a policy, can be changed by future Board action without shareholder approval.

The Staff has previously held that a proposal may be implemented in a manner other than that preferred by the proponent. *See, e.g., Intel Corp.* (Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change); *Archon Corp.* (Mar. 10, 2003) (concurring that a proposal requesting special election to fill a board vacancy had been substantially implemented when the board had exercised its authority to fill the board vacancy).

We are aware that in certain instances the Staff has not concurred that a company could exclude a proposal that requested that a governance change be effected through a certificate of incorporation or bylaw when the company sought to effect the governance change through another mechanism. *See, e.g., PG&E Corp.* (Feb. 28, 2002). We believe that the PG&E letter failed to take into account the development that various Commission rules now recognize that significant corporate governance principles may be implemented by means other than a company's certificate of incorporation or bylaws. For example, the significance of board committee charters is recognized under Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K.

Moreover, if the "substantially implemented" standard under Rule 14a-8(i)(10) were applied too stringently, such that the only thing a proponent had to do to avoid having a proposal excluded were to request that it be implemented in a specific way, the "substantially implements" standard would be eviscerated. *See, e.g., General Motors* (Mar. 4, 1996) (where the SEC granted relief to a company arguing that "[i]f the mootness requirements of paragraph (c)(10) were applied too strictly, the intention of paragraph (c)(10)–permitting exclusion of 'substantially implemented' proposals–could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice"). This is similar to the case here where the Proponent merely changed the language from the Prior Proposal, which had requested the board to "formalize [the proposal] as a corporate governance policy or bylaw consistent with the governing documents of our company," to now include the proposal in the "charter or bylaws" if practicable. As the Staff has previously recognized, a determination on whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. *See Texaco, Inc.* (Mar. 28, 1991).

We also note that with respect to another ground for exclusion, Rule 14a-8(i)(11), the Staff has consistently concluded that differences in implementation methodology do not alter the core issues and principles that are the standard for determining substantial duplication, and we contend that the same approach should be taken with respect to implementation methodology under Rule 14a-8(i)(10). *See, e.g., Comcast Corp.* (Mar. 22, 2005) (concluding that a proposal asking the board to submit to shareholders an amendment of the articles of incorporation requiring that the chairman of the board be an independent director who has not previously served as an executive officer was substantially duplicative of an earlier received proposal requesting the board to adopt a resolution requiring that the chairman have no management duties, titles or responsibilities); *Sempra Energy* (Jan. 23, 2004) (concluding that a proposal urging the board to adopt a bylaw amendment requiring an independent board chairman was substantially duplicative of an earlier received proposal recommending that the chairman of the board be an independent director); *EMCOR Group Inc.* (May 16, 2000) (concluding that a proposal to amend the bylaws to require the redemption of outstanding shareholder rights was substantially duplicative of an earlier received proposal requesting the board to redeem the rights).

Based on the analysis and precedent set forth above, we believe that the Policy Statement manner of addressing shareholder rights plans substantially implements the Proposal.

*****

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 20, 2005 12:39 AM
To: CFLETTERS
Cc: Pacioni, Mark R
Subject: Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 19, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This is an initial response to The Boeing Company no action request.

The "Resolved" text of the proposal states:
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it could be required to take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board promptly terminated their poison pill because our board could turnaround and readopt their poison pill after terminating it."

The company does not address this text:
"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable," which was not used in any of the previous cases the company cites.

In other words how does a policy, that has such a loophole, implement a proposal that requires no such loophole.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim that The Corporate Library conclusion, that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any similar no action request.

Additionally the company does not address this text of the proposal:
"If practicable the substance of this proposal should be included in our charter or bylaws."

The company seems to argue as though this 2006 proposal was submitted with the exact text as the 2005 proposal.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Sunday, January 01, 2006 12:49 PM
To: CFLETTERS
Cc: Pacioni, Mark R
Subject: #2 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

#2 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

In response to the December 19, 2005 Shareholder Position on Company No-Action Request the company sent a December 27, 2005 letter.

Thus it is respectfully requested that there be a second opportunity to submit information from the shareholder perceptive. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Please advise if the staff is about to make its determination and has not yet received the second opportunity to submit information from the shareholder perceptive and this response will be expedited.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 18, 2006 11:23 AM
To: CFLETTERS
Cc: Pacioni, Mark R
Subject: #3 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

#3 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This adds to the December 19, 2005 an initial response to The Boeing Company no action request. The company also sent a December 27, 2005 supplement.

The "Resolved" text of the proposal states:
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it could be required to take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board promptly terminated their poison pill because our board could turnaround and readopt their poison pill after terminating it."

The company does not address this text:
"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable," which was not used in any of the previous cases the company cites.

In other words how does a policy, that has such a loophole, implement a proposal that requires no such loophole.

The vague company "Policy" is unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague text in its "policy": The company policy allows the policy to be contradicted ("which may dictate otherwise") by the vague "depending on the circumstances." There are no examples or categories of vague "circumstances" given.

The vague company policy does not even particularly state that a pill, adopted with no shareholder vote, must be in the best interests of most shareholders. The company policy even allows the company to hold a costly special election on the one-year anniversary of a new pill even if such a vote on a pill could easily be combined with a regularly scheduled annual meeting.

According to the policy text a pill with no vote can be triggered by a marginal vote of a bare "majority of the independent members of the Board."
This could mean a 4-to-3 vote with 3 abstentions.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=
1555

The company does not claim that The Corporate Library conclusion, that JPMorgan had not implemented a poison pill policy commensurate with the rule
14a-8 proposal, was brought to the attention of the Staff before the Staff made its determination in any similar no action request.

The 2006 proposal, in contrast to the 2005 proposal on this topic, states:
"If practicable the substance of this proposal should be included in our charter or bylaws."
The company does not claim that its company policies are equally as durable as its charter or bylaws.

Potentially related to this is that the Staff in January 2006 rejected Hewlett-Packard's argument that its majority voting policy "substantially implemented" a shareholder proposal seeking to establish a majority vote standard for the election of directors. The proposal was submitted by the United Brotherhood of Carpenters Pension Fund, who requested that the company's board of directors "initiate the appropriate process" to amend Hewlett-Packard's governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast.

Under Hewlett-Packard's majority voting policy, a director who received a greater number of votes withheld from his or her election than votes "for"
such election was required to tender his or her resignation to Hewlett-Packard's Nominating and Corporate Governance Committee. The SEC Staff rejected the Hewlett-Packard argument that this policy compared favorably with the proposal.

One interpretation of this no-action letter is that a company henceforth would have to adopt a bylaw amendment or obtain shareholder approval of a charter amendment in order to substantially implement a majority vote shareholder proposal under Rule 14a-8(i)(10). A policy statement would not be sufficient.

The Boeing Company has not addressed whether its policy statements compare favorably in durability to its charter and bylaws.

On a number of the company purported precedents the company fails to make clear that the issue here is not whether this proposal duplicates another rule 14a-8 proposal topic submitted for the 2006 annual meeting.

It is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Saturday, January 28, 2006 1:30 AM
To: CFLETTERS
Cc: Pacioni, Mark R
Subject: #4 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

#4 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Boeing Company (BA)
#4 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

A precedent similar to this proposal did not receive Staff concurrence in regard to rule 14a-8(i)(10) Electronic Data Systems (January 26, 2006).

The proposal to EDS stated:
"3 Redeem or Vote Poison Pill
"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it accordingly could take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it."

Additionally a 2005 precedent similar to this proposal did not receive Staff concurrence regarding rule 14a-8(i)(10) PG&E Corporation (January 21,

2005) and its reconsideration in PG&E Corporation (March 25, 2005).

The proposal to PG&E stated:
"Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw."

And the company responded:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus the PG&E failure to receive concurrence in a similar precedent was reinforced by the Staff reconsideration.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 15, 2005

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be redeemed unless it is approved by the affirmative vote of holders of a majority of shares after the poison pill is adopted by the board.

We are unable to concur with your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe Boeing may exclude the proposal under rule 14a-8(i)(10).

Sincerely,



Geoffrey M. Ossias
Attorney-Adviser